UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTERNUS CLEAN ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

02157G 101

(Cusip Number)

Taliesin Durant

Chief Legal Officer

360 Kingsley Park Drive, Suite 250

Fort Mill, South Carolina

Tel: (803) 280-1468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02157G 101

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Alternus Energy Group Plc.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Ireland
Number of Shares	7	Sole Voting Power: 57,500,000 shares of common stock
Beneficially Owned by Each	8	Shared Voting Power: 0
Reporting Person With	9	Sole Dispositive Power: 57,500,000 shares of common stock
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,500,000 shares of common stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 71.1%(1)
14	Type of Reporting Person (See Instructions): OO

(1)	Based on 79,670,363 shares of Common Stock outstanding as of January 19, 2024.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, at a par value of $0.0001 per share (collectively, the “Shares”), of Alternus Clean Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 360 Kingsley Park Drive, Suite 250, Fort Mill, SC 29715.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Alternus Energy Group Plc, a company incorporated under the laws of Ireland (the “Reporting Person”).

(b)	The address of the principal office of Reporting Person is Suite 9-10 Plaza 212, Blanchardstown Corporate Park 2, Dublin 15, D15 PK64, Ireland.

(c)	The principal business of the Reporting Person: international independent clean energy producer, and a holding company.

(d)	During the last five years, the Reporting Persons (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(e)	The Reporting Person is incorporate under the laws of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired these Shares pursuant to the transactions contemplated by that certain Business Combination Agreement, dated October 12, 2022 (the “Business Combination Agreement”), as amended, by and among the Issuer (f/k/a/ Clean Earth Acquisitions Corp.), the Reporting Person, and Clean Earth Acquisitions Sponsor LLC, a Delaware limited liability company (the “Sponsor”).

Pursuant to the Business Combination Agreement, on December 22, 2023 (the “Closing Date”), in accordance with the closing of the Business Combination (as defined below) (the “Closing”), the Issuer issued and transferred 57,500,000 shares of Common Stock of Issuer to the Reporting Person, and the Reporting Person transferred to the Issuer, all of the issued and outstanding equity interests in the Acquired Subsidiaries (as defined in the Business Combination Agreement) (the “Equity Exchange,” and together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). As a result, the Acquired Subsidiaries (as defined in the Business Combination Agreement) became direct wholly owned subsidiaries of the Issuer and the Issuer is now controlled by Reporting Person.

Item 4.	Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Shares beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’ ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a) - (b)  See responses to Items 7,9, 11 and 13 on the cover page of this filing, which are incorporated herein by reference. As of the date hereof, the Reporting Person owns 57,500,000 shares of Common Stock of the Issuer, and controls 72.1% of the Issuer’s total outstanding common stock as of January 19, 2024.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3, 4 and 5 are incorporated by reference into Item 6.

Item 7.	Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2024

ALTERNUS ENERGY GROUP PLC.

/s/ Vincent Browne
By:	Vincent Browne, CEO

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